Filed by Tremont Mortgage Trust

Commission File No. 001-38199

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust

Commission File No. 001-38199

Date: September 13, 2021

On September 13, 2021, RMRM Mortgage Trust, or RMRM, issued the following RMRM press release, and Tremont Mortgage Trust, or TRMT, issued the following TRMT press release.

FOR IMMEDIATE RELEASE

Leading Proxy Advisory Firms ISS, Glass Lewis and Egan-Jones Recommend that RMR Mortgage Trust Shareholders Vote “FOR” the Issuance of Shares in Merger with Tremont Mortgage Trust

Shareholders are Encouraged to Vote FOR the RMRM Share Issuance Proposal Before the Special Meeting of Shareholders on September 17, 2021 at 10:00 a.m. ET

Newton, MA (September 13, 2021): RMR Mortgage Trust (Nasdaq: RMRM) today announced that, on September 10, 2021, three proxy advisory firms that advise institutional investors, Institutional Shareholder Services Inc., or ISS, Glass Lewis & Co., LLC, or Glass Lewis, and Egan-Jones Proxy Services, or Egan-Jones, have all recommended that clients of RMRM vote “FOR” the issuance of shares, or the RMRM Share Issuance Proposal, in connection with the previously-announced merger of RMR Mortgage Trust and Tremont Mortgage Trust (Nasdaq: TRMT) at the special meeting of shareholders of RMRM to be held on September 17, 2021 at 10:00 a.m. Eastern Time. In recommending that RMRM shareholders vote “FOR” the RMRM Share Issuance Proposal, the proxy advisory firms endorsed the strategic, corporate governance and financial merits of the merger. In separate reports, ISS, Glass Lewis and Egan-Jones also recommended that TRMT shareholders vote “FOR” the merger.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The special meeting of shareholders of RMRM is scheduled for September 17, 2021 at 10:00 a.m. Eastern Time. Shareholders who have not yet voted are encouraged to vote their shares promptly without further delay and without waiting until the final moments of the solicitation in order to ensure all votes are counted in advance of the special meeting. Internet and telephone voting options are available by following the instructions on the proxy cards or voting instruction forms previously sent to shareholders of record as of July 17, 2021.

If shareholders have questions or require assistance voting their shares, they should contact D.F. King & Co., Inc. at (800) 761-6521 or via email at RMRM@dfking.com. Banks and brokers may call (212) 269-5550 for assistance.

RMR Mortgage Trust (Nasdaq: RMRM) is a real estate finance company that originates and invests in first mortgage loans secured by middle market and transitional commercial real estate. RMRM is managed by an affiliate of The RMR Group Inc. (Nasdaq: RMR). Substantially all of RMR’s business is conducted by its majority owned subsidiary, The RMR Group LLC, which is an alternative asset management company with $32 billion in assets under management and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. For more information about RMRM, please visit www.rmrmortgagetrust.com.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMRM uses words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may” and negatives or derivatives of these or similar expressions, RMRM is making forward-looking statements. These forward-looking statements are based upon RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond RMRM’s control. For example:

•	The closing of the merger is subject to the satisfaction or waiver of certain conditions. RMRM and TRMT cannot be sure that all the conditions will be satisfied or waived. Accordingly, the merger may not close when expected or at all, or the terms of the merger and the other transactions may change.

•	RMRM and TRMT have identified various reasons why they believe the merger makes sense for their shareholders. However, the expected benefits underlying those reasons may not be realized or sustained by the combined company and its shareholders.

The information contained in RMRM’s filings with the Securities and Exchange Commission, or SEC, including under “Risk Factors” in RMRM’s registration statement on Form S-4, or the Form S-4, and the joint proxy statement/prospectus of RMRM and TRMT contained therein, and in RMRM’s and TRMT’s periodic reports or incorporated therein, identifies other important factors that could cause RMRM’s actual results to differ materially from those stated in or implied by RMRM’s forward-looking statements. RMRM’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, RMRM does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The definitive joint proxy statement/prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Participants in Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from RMRM and TRMT shareholders in respect of the Merger and the other transactions contemplated by the Agreement and Plan of Merger between TRMT and RMRM, or the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of RMRM’s and TRMT’s shareholders in connection with the merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding RMRM’s trustees and executive officers and TRMT’s trustees and executive officers can be found in RMRM’s and TRMT’s respective definitive proxy statement for its 2021 annual meeting of shareholders. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.

Contact:
Kevin Barry, Manager, Investor Relations
(617) 658-0776
www.rmrmortgagetrust.com

(end)

FOR IMMEDIATE RELEASE

Leading Proxy Advisory Firms ISS, Glass Lewis and Egan-Jones Recommend that Tremont Mortgage Trust Shareholders Vote “FOR” the Proposed Merger with RMR Mortgage Trust

Shareholders are Encouraged to Vote FOR the Merger Before the Special Meeting of Shareholders on September 17, 2021 at 11:00 a.m. ET

Newton, MA (September 13, 2021): Tremont Mortgage Trust (Nasdaq: TRMT) today announced that, on September 10, 2021, three proxy advisory firms that advise institutional investors, Institutional Shareholder Services Inc., or ISS, Glass Lewis & Co., LLC, or Glass Lewis, and Egan-Jones Proxy Services, or Egan-Jones, have all recommended that shareholders vote “FOR” the previously-announced merger of TRMT with and into RMR Mortgage Trust (Nasdaq: RMRM) at the special meeting of TRMT shareholders to be held on September 17, 2021 at 11:00 a.m. Eastern Time. In recommending that TRMT shareholders vote “FOR” the merger, the proxy advisory firms endorsed the strategic, corporate governance and financial merits of the transaction. In separate reports, ISS, Glass Lewis and Egan-Jones also recommended that RMRM shareholders vote “FOR” the issuance of RMRM common shares in the merger.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The special meeting of shareholders of Tremont Mortgage Trust is scheduled for September 17, 2021 at 11:00 a.m. Eastern Time. Shareholders who have not yet voted are encouraged to vote their shares promptly without further delay and without waiting until the final moments of the solicitation in order to ensure all votes are counted in advance of the special meeting. Internet and telephone voting options are available by following the instructions on the proxy cards or voting instruction forms previously sent to shareholders of record as of July 17, 2021.

If shareholders have questions or require assistance voting their shares, they should contact D.F. King & Co., Inc. at (866) 796-1292 or via email at TRMT@dfking.com. Banks and brokers may call (212) 269-5550 for assistance.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the Nasdaq.
No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Tremont Mortgage Trust (Nasdaq: TRMT) is a real estate finance company that originates and invests in first mortgage loans secured by middle market and transitional commercial real estate. TRMT is managed by an affiliate of The RMR Group Inc. (Nasdaq: RMR). Substantially all of RMR’s business is conducted by its majority owned subsidiary, The RMR Group LLC, which is an alternative asset management company with $32 billion in assets under management and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. For more information about TRMT, please visit www.trmtreit.com.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever TRMT uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, TRMT is making forward-looking statements. These forward-looking statements are based upon TRMT’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond TRMT’s control. For example:

•	The closing of the merger is subject to the satisfaction or waiver of certain conditions. RMRM and TRMT cannot be sure that all the conditions will be satisfied or waived. Accordingly, the merger may not close when expected or at all, or the terms of the merger and the other transactions may change.

•	TRMT and RMRM have identified various reasons why they believe the merger makes sense for their shareholders. However, the expected benefits underlying those reasons may not be realized or sustained by the combined company and its shareholders.

The information contained in TRMT’s filings with the Securities and Exchange Commission, or SEC, including under “Risk Factors” in TRMT’s periodic reports or incorporated therein, identifies other important factors that could cause TRMT’s actual results to differ materially from those stated in or implied by TRMT’s forward looking statements. TRMT’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, TRMT does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The definitive joint proxy statement/prospectus has been mailed to TRMT’s and RMRM’s shareholders. Shareholders may obtain free copies of the RMRM Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of TRMT’s filings with the SEC from TRMT's website at www.trmtreit.com or RMRM’s filings with the SEC from RMRM's website at www.rmrmortgagetrust.com.

Participants in Solicitation Relating to the Merger

TRMT, RMRM and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from TRMT and RMRM shareholders in respect of the merger and the other transactions contemplated by the Agreement and Plan of Merger between TRMT and RMRM, or the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TRMT’s and RMRM’s shareholders in connection with the merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding TRMT’s trustees and executive officers and RMRM’s trustees and executive officers can be found in TRMT’s and RMRM’s respective definitive proxy statement for its 2021 annual meeting of shareholders. These documents are available free of charge on the SEC's website and from TRMT or RMRM, as applicable, using the sources indicated above.

Contact:
Kevin Barry
Manager, Investor Relations
(617) 658-0776

(end)